As filed with the Securities and Exchange Commission on February 19, 2009.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ZURICH FINANCIAL SERVICES

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing shares of Zurich Financial Services	140,000,000 American Depositary Shares	$5.00	$7,000,000	$275.10

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 9, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 9, 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 16, 2000 among Zurich Financial Services, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Incorporated herein by reference to Registration Statement on Form F-6 filed by the registrant (File No. 333-12676).

b.

Form of letter from The Bank of New York to Zurich Financial Services dated October 16, 2000 relating to pre-release activities. – Incorporated herein by reference to Registration Statement on Form F-6 filed by the registrant (File No. 333-12676).

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 19, 2009.

Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Zurich Financial Services.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933,  Zurich Financial Services has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in Zurich, Switzerland, on February 19, 2009.

Zurich Financial Services

By:  /s/ Dieter Wemmer
Dieter Wemmer

Chief Financial Officer

By:  /s/ Hans-Ulrich Schoch
Hans-Ulrich Schoch

Company Secretary

Each person whose signature appears below hereby constitutes and appoints Dieter Wemmer and Hans-Ulrich Schoch, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 19, 2009.

/s/ Manfred Gentz

Director and Chairman

Manfred Gentz

/s/ James. J. Schiro

Chief Executive Officer

James. J. Schiro

(principal executive officer)

/s/ Dieter Wemmer

Chief Financial Officer

Dieter Wemmer

(principal financial officer)

/s/ Joachim Masur

Group Controller (principal accounting officer)

Joachim Masur

/s/ Philippe O. Pidoux

Director and Vice Chairman

Philippe O. Pidoux

/s/ Susan Bies

Director

Susan Bies

/s/ Victor L. L. Chu

Director

Victor L. L. Chu

/s/ Tom de Swaan

Director

Tom de Swaan

/s/ Thomas K. Escher

Director

Thomas K. Escher

/s/ Fred Kindle

Director

Fred Kindle

/s/ Armin Meyer

Director

Armin Meyer

/s/ Don Nicolaisen

Director

Don Nicolaisen

/s/ Vernon L. Sankey

Director

Vernon L. Sankey

/s/ Rolf Watter

Director

Rolf Watter

/s/ Alice Kane

Authorized Representative in the United States

Alice Kane

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.